Exhibit 28.1

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                                                     FOR IMMEDIATE RELEASE
                                                     JULY 8, 1996
                                                     FOR ADDITIONAL INFORMATION
                                                     CONTACT: DARRELL E. BLOCKER
                                                     SR VICE PRESIDENT, CFO
                                                     (219) 356-3311



                         NORTHEAST INDIANA BANCORP, INC.
                       ANNOUNCES STOCK REPURCHASE PROGRAM

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. announced its intention today to repurchase up to 5% of its outstanding shares in the open market over the next six months. These shares will be purchased at prevailing market prices from time to time over a six month period depending upon market conditions.

Stephen E. Zahn, President of the Company, indicated that the Board of Directors approved the repurchase program in view of the current price level of the Company's common stock and the strong capital position of the Company's subsidiary, First Federal Savings Bank. Mr. Zahn stated that "we believe that the repurchase of our shares represents an attractive investment opportunity which will benefit the Company and our stockholders. The repurchased shares will become treasury shares and will be used for general corporate purposes, including the issuance of shares in connection with grants and awards under the company's stock based benefit plans."

Over the past three months, the shares traded between $11.50 and $13.00. At March 31, 1996, the Company had $141.0 million in assets and stockholders' equity of $28.7 million. On such date, the Company had 2,061,670 shares outstanding.

The Company's stock is traded on the NASDAQ System under the symbol "NEIB".